

February 3, 2011

Mr. Di Fan
Chief Executive Officer
China Heli Resource Renewable Inc.
7/F, Nan Jue Tower
East Nan Hu Rd., Shui Mo Gou District
Urumqi, Xin Juang Province, P.R. China

> **Re:** **China Heli Resource Renewable Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 14, 2010**
> **File No. 0-28879**

Dear Mr. Fan:

We have reviewed your response to our comment letter dated December 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

1. We have reviewed your response to comment 1 in our letter dated December 9, 2010. Please note that your Form 20-F must provide all disclosures required by Item 15T of Form 20-F. We acknowledge that your filing provided the disclosures required by Item 15T(a) and Item 15T(c) of Form 20-F; however, you did not provide the disclosures required by Item 15T(b) of Form 20-F. Please note that disclosure controls and procedures are different from internal control over financial reporting, and each requires separate and distinct disclosures as specified within Item 15T. Accordingly, we reissue our prior comment in its entirety and request that you complete your evaluation and amend your filing within 10 business days to provide the required management's report on internal control over financial reporting ("ICFR"). As discussed in SEC Release No. 33-8810, the objective of ICFR is to provide reasonable assurance regarding the

reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The purpose of the evaluation of ICFR is to provide management with a reasonable basis for its annual assessment as to whether any material weaknesses in ICFR exist as of the end of the fiscal year.

2. As previously requested in our letter dated December 9, 2010, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the requested written statement from the company must use this exact wording, and your response to our previous letter did not use this exact wording.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief